smiths

Smiths Group plc
765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

24 October 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

Your ref : 82-34872

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

dlw 11/6

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	09:03 10-Oct-06
Number	2153K

smiths

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 200,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Regulatory Announcement

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Free annual report

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	09:13 11-Oct-06
Number	2824K

smiths

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 200,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	11:29 11-Oct-06
Number	2967K

smiths

11 OCTOBER 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest:

   (A) FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND

   (B) FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

   NOTIFICATION ON BEHALF OF FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR EDWARD C JOHNSON 3D, A PRINCIPAL SHAREHOLDER OF FMR CORP. AND FIDELITY INTERNATIONAL LIMITED, OF DISCLOSABLE INTERESTS ARISING UNDER S208(4)(b) OF THE COMPANIES ACT 1985.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Shareholder	*Shares*
State Street Hong Kong	18,500
State Street Bank and Tr Co	315,800
BNP Paribas, Paris	296,000
Bank of New York Europe Ldn	3,221,100
Trust & Cust Srvcs Bk Ltd, Toko	20,260
Nomura Trust and Banking	37,700
Master Trust Bank of Japan	187,400
ING Luxemborug	20,300
Northern Trust London	42,900
National Astl Bk Melbourne	59,700
State Street Bank Australia (C	98,400
State Str Bk and Tr Co Lndn (S	132,720
JP Morgan, Bournemouth	163,900
Northern Trust London	165,700
Chase Manhattan Bk AG Frnkfrt (S	255,500
Bank of New York Brussels	313,310
Brown Bros Harriman Ltd Lux	1,971,444
JP Morgan, Bournemouth	4,312,416
Bermuda Trust Far East HK	259,304
JP Morgan, Bournemouth	7,915,583
Mellon Bank NA	17,900
Mellon Bank NA	35,700
Northern Trust London	112,900
Brown Bros Harriman and Co	477,000
State Street Bank and Tr Co	667,500

JPMorgan Chase Bank	11,202,210
Royal Trust -Toronto	20,719
CIBC Mellon Trust	167,780
Bank of New York	357,200
JPMorgan Chase	571,200
Mellon Bank NA	648,620
Northern Trust Co	843,664
Brown Bros Harriman and Co	1,589,900
State Street Bank and Tr Co	2,380,937
Chase Manhattan London	8,800
Dexia Privatbank	9,500
Societe Generale	42,800
JPMorgan Chase Bank	44,600
Chase Manhttn Bk AG Frnkfrt (S	82,900
Midland Securities Services	124,140
Bankers Trust London	264,380
HSBC Bank plc	462,000
Bank of New York Brussels	786,069
Mellon Bank	981,800
State Str Bk and Tr Co Lndn (S	1,747,519
JP Morgan, Bournemouth	2,146,880
Northern Trust London	3,732,680
JPMorgan Chase Bank	12,778,840

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 11 OCTOBER 2006

12. Total holding following this notification: 62,114,075 SHARES

13. Total percentage holding of issued class following this notification*: 10.93%

14. Any additional information

15. Name of contact and telephone number for queries: NEIL BURDETT, 020 8457 8229

16. Name and signature of duly authorised officer of the listed company responsible for making this notification: NEIL BURDETT

17. Date of notification: 11 OCTOBER 2006

** any treasury shares held by the listed company should not be taken into account when calculating percentage*

END

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Regulatory Announcement

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Free annual report

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	13:44 12-Oct-06
Number	3829K

smiths

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 200,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

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Regulatory Announcement

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Free annual report

Company Smiths Group PLC
TIDM SMIN
Headline Additional Listing
Released 10:57 13-Oct-06
Number 4308K

smiths

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 200,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	10:35 16-Oct-06
Number	5007K

smiths

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 200,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

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Regulatory Announcement

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Free annual report

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	10:07 17-Oct-06
Number	5696K

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 200,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

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TRANSMISSION OK

JOB NO.	0445
DESTINATION ADDRESS	02071559220
PSWD/SUBADDRESS	
DESTINATION ID	JPMorgan Cazenove
ST. TIME	24/10 10:42
USAGE T	01'17
PGS.	3
RESULT	OK

smiths

Smiths Group plc
765 Finchley Road
London
NW11 8DS
Tel: 020 8458 3232
+44 20 8458 3232
Direct: 020 8457 8435
+44 20 8457 8435
Fax: 020 8201 8041
+44 20 8201 8041
fiona.gillespie@smiths-group.com

Fax Transmission

To	**Mark Vanderpump**
Company	**JPMorgan Cazenove Limited**
Fax No.	**020 7155 9220**
From	**Fiona Gillespie – Company Secretarial Assistant**
Date	**24 October 2006** No. of Pages (including this one) **3**

Message

Executive share options funding and share sale requests

[INCOME TAX EXEMPT]

I attach a copy of a Letter of Confirmation from Mr Taku Kawada requesting funding for the exercise of his 2002 and 2003 share options and the sale of sufficient shares to cover the exercise cost and expenses.

I confirm that he is entitled to exercise and sell shares at this time.

No tax or NIC should be withheld from the proceeds of this sale.

Regards

Fiona Gillespie

Go to market news section

Free annual report

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	09:44 18-Oct-06
Number	6360K

smiths

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 200,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

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Regulatory Announcement

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Free annual report

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	09:11 19-Oct-06
Number	7063K

smiths

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 200,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

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Free annual report

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	09:26 20-Oct-06
Number	7844K

smiths

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 200,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	09:17 23-Oct-06
Number	8593K

smiths

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 200,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

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Regulatory Announcement

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Free annual report

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	10:48 24-Oct-06
Number	9337K

smiths

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 200,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Annual Report and Accounts
Released	17:22 24-Oct-06
Number	9804K

24 OCTOBER 2006

SMITHS GROUP PLC

LISTING RULE LR 9.6.3 R

The Company has forwarded copies of the documents listed below to the Document Viewing Facility of the UK Listing Authority, in compliance with Listing Rule LR 9.6.1 R.

1. Notice of Annual General Meeting;

2. Proxy Form;

3. Annual Report and Accounts 2006; and

4. Summary Financial Statement 2006.

The above-mentioned documents will shortly be available for viewing at the Document Viewing Facility, at the address below, from 9:00 am to 5:30 pm on every weekday except bank holidays.

Document Viewing Facility
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel : 020 7066 1000

The Annual Report and Accounts 2006 and the Summary Financial Statement 2006 are available online at the Company's website, www.smiths.com. Printed copies may be obtained by writing to The Deputy Group Secretary, Smiths Group plc, 765 Finchley Road, London NW11 8DS.

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DOCUMENTS SUBMITTED TO THE UK LISTING AUTHORITY DOCUMENT DISCLOSURE TEAM PURSUANT TO LISTING RULE 9.31

12 APRIL to 24 OCTOBER 2006

Summary Financial Statement 2006	}	
Annual Report and Accounts 2006	}	Listing Rule LR 9.6.1
Notice of Annual General Meeting (2006)	}	
Form of Proxy for 2006 Annual General Meeting	}	

smiths

bringing technology to life

Making the world safer, healthier and more productive







Smiths Group plc

Summary financial statement 2006

Performance overview

Statutory basis

Sales	Operating profit
£3,523m	£161m

Pre-tax profit	Earnings per share
£132m	4.3p

Headline basis – before exceptional items (including impairment of assets), amortisation of acquired intangible assets, profit or loss on disposal of businesses and financing gains or losses from currency hedging

Sales	Headline operating profit
+17%	+25%
£3,523m	£520m

Headline pre-tax profit	Headline earnings per share
+22%	+23%
£492m	64.8p

Contents

On the front cover

1 Making the world safer (page 8)
2 Making the world healthier (page 8)
3 Making the world more productive (page 8)

Smiths is a world leader in the practical application of advanced technologies.

Our products and services make the world safer, healthier and more productive.

We are bringing technology to life.

Chairman's statement

Headline earnings per share

+23%

64.8p

Dividend

+8.1%

31.35p

Statutory earnings per share

4.3p



Donald Brydon
Chairman

The past year has seen further progress in revenues, headline profits and cash generation across the Smiths Group. There is clear evidence of improvement in all these key variables. The growth in revenues can be traced back to the successful 'Full Potential' initiative led by our Chief Executive, Keith Butler-Wheelhouse, over the last few years. Smiths has always been good at cost control and it is pleasing to see revenues now growing apace.

During the period, the Group's positioning has proved beneficial with underlying growth in our chosen markets. This positioning is no accident, and the Board continues to keep the shape of the Group under constant review. We position the Group for growth and to create shareholder value, whilst maintaining the financial discipline that has served us well to date in relation to both acquisitions and on-going business.

The decision has been taken to write down the carrying value of the Group's investment in the preference shares in TI Automotive Ltd. This is a prudent measure that does not affect cash-flow.

We will maintain our drive for improved production techniques, enhanced technology developments, and innovative customer solutions, combined with a passion for efficiency that you will find right across Smiths. Taken together, these qualities help make us a world leader in the practical application of advanced technologies. Throughout this report you will see examples of Smiths products and services that help to make the world safer, healthier and more productive.

It is a little disappointing that the market is reluctant to give the Smiths management full credit for the investments we have made in our Aerospace business. This business has long development times, but the quality of the products and the strength of our customer relationships are truly a major asset. The seeds of future profitability have been well sown.

During the year, Lord Robertson resigned from the Board and already we miss his ready wit and wisdom. We will also be losing Sir Julian Horn-Smith at the Annual General Meeting after almost seven years during which he has made an important and valued contribution. It is with great regret that I have to report that Rob O'Leary passed away in the summer. He was a remarkable non-executive director and travelled despite great personal discomfort to participate in our deliberations through a long illness. His profound knowledge of the medical business and his simple humanity will be hard to replace.

It was a great pleasure to welcome Sir Kevin Tebbit to the Board. His wide experience will be a considerable benefit.

The past two years have seen us progressing carefully through a period of renewal of the senior executives in the Group. It is a measure of the success of this succession planning that the changes have occurred with minimal disruption to the business. This year we welcomed Srini Seshadri as the new Group Managing Director of Smiths Medical and, more recently, we have promoted Paul Cox to lead Smiths Specialty Engineering. Einar Lindh left Smiths after overseeing the transition in the medical business and, after 28 years, he carries all our good wishes into retirement.

John Langston has succeeded Alan Thomson as Finance Director. John's finance and operations background prepares him well for the task ahead, and he leaves the Specialty Engineering business in very good shape. Alan Thomson has retired from his full-time role, but I am delighted to report that he continues to assist the Group on special projects. His contribution to Smiths has been immense and is fully recognised by the very high regard in which he is held by his colleagues.

I am delighted that the Financial Reporting Council has caught up with Smiths Board practice and legitimised a Chairman's membership of the Remuneration Committee. This is a sensible reversal of the Council's previously unsatisfactory position.

Returning to performance in the past year, the consolidated results show an increase in sales of 17% and in headline earnings per share of 23%. As a result of this good performance, the Board is recommending an increase in the dividend for the full year of 8.1% to 31.35p. This means the final dividend will be 21.5p.

There can be no doubt that Smiths operates in critical sectors where our products make a valuable difference. The world faces many serious challenges, not least the threats being made to security, and we are proud that Smiths provides much of the technology that helps make people safer. Other equally compelling examples of the differences we make exist across our markets. Smiths success in making this positive contribution falls to our employees and I would like to thank them for their dedication, commitment and loyalty during the past year.

The foundations of our Group are strong and our strategic focus is clear. It is with confidence that I look forward to reporting further progress next year.

Donald Brydon

Donald Brydon
Chairman

Chief Executive's statement

Sales

£3,523m

Headline pre-tax profit

+22%

£492m

Statutory pre-tax profit

£132m



Keith Butler-Wheelhouse
Chief Executive

For the second year running, Smiths has achieved double digit growth rates, with sales increasing 17% and headline operating profit up 25%. In each of the last two years operating profit rose faster than sales. The headline operating margin on sales improved by a full percentage point to 14.8%.

It is important that this growth was achieved right across Smiths. In 2006 each division grew sales by 10% or more, and, taking the last two years together, each grew sales by 20% or more. Our growth is equally divided between acquisitive and organic growth, and it is gratifying that organic growth is accelerating from 8% in 2005 to 9% in 2006.

Recognising continued deterioration in the automotive component market, particularly in the US, an impairment review of the preference share investment in TI Automotive has been undertaken. As a result, Smiths has decided to write down the carrying value of the investment in the TI Automotive preference shares from £325m to nil value in the accounts. There is no cash impact from this decision.

I am pleased that this year we have converted some 81% of headline operating profit into cash despite making significant investment in the business.

One vital aspect of my job is visiting Smiths facilities around the world. What unifies all our 250 plus locations, whether new or long established, is the quality of the people who work there. I would like to thank each and every Smiths person for their dedication and achievements over the past year.

Driving for Full Potential
Last year I outlined Smiths six fundamental strengths. Our strengths help us shape the Company, defining our markets, creating opportunities and growing from our core businesses. They are the basis of our 'Full Potential' programme, introduced three years ago to grow sales and enhance profitability.

'Full Potential' is not an abstract concept at Smiths. People in every part of our business are taking action to achieve the best possible long-term performance for shareholders, with targets based on first-class execution of our plans against realistic expectations for their markets. Here, in the context of our six strengths, I will provide a snapshot of some past and present examples of actions we have taken to deliver continuing high levels of growth.

1. Operating in sectors of high growth: Smiths applies technology in the key growth markets in which we compete. Our investment in creating a ports and borders business for

Smiths Full Potential programme	Actions based on Smiths six strengths	Metrics
A set of actions undertaken by Smiths people to achieve the best possible long-term performance. Targets based on a realistic expectation of market performance and first class execution.	The actions necessary to develop the business towards its Full Potential are planned, and our people then vigorously pursue those actions. **1. Operate in sectors of high growth** Creating positions in sectors with above average long-term growth; Seeking faster growth than the overall markets in which we compete. **2. Reach deep into global markets** Scale and infrastructure to operate globally; manufacturing, customer support, sales and technology development increasingly located to achieve growth objectives. **3. Develop technology to help customers succeed** Investing in R&D to access the technologies needed to secure greater market shares. **4. Deliver constant improvement** Continuous productivity improvement sustains our competitive positions. **5. Improve the business mix** Evaluate what a business is worth to Smiths – essentially the value of the future profit and consequent cash-flows expected from successful Full Potential actions – and seek to sell businesses where others can create more future value than Smiths. Acquire businesses that are worth more under Smiths ownership. Concentrating investment in product areas and markets expected to generate superior returns also improves business mix. **6. Do business the right way** The 'Smiths Code of Corporate Responsibility and Business Ethics' sets out a clear framework for all employees.	**1. Top and bottom-line growth** **2. Cash generation** Generation of above average free-cash-flow contributes to additional growth by enhancing reinvestment opportunities. Aim to generate at least 75% of profit in cash. **3. Return on capital** Pursue investment opportunities to generate after-tax returns of at least 12%. Exact threshold depends on degree of risk in the project. Aim to generate risk-adjusted returns comfortably exceeding cost of capital. Acquisitions should generate after-tax returns of 12% by the 3rd full year of ownership. **4. Shareholder value** A combination of above-average free cash-flow plus business growth enables double-digit total shareholder returns to be targeted.

Smiths Detection is already fuelling growth, as is our drive to expand our position as a Tier 1 supplier in aerospace, particularly in the civil market. Looking forward, we are seeking to broaden our product offering in other high-growth markets such as petrochemicals and telecommunications.

2. Reaching deep into global markets: As global leaders we apply technology across the world to serve our customers better and to build brand loyalty. The success of many of our businesses is rooted in their matching the geographic footprint of their customers. Smiths Medical continues to develop its global distribution network, both by acquiring distributors and by establishing new offices to develop the relationships we need around the world. Looking forward, new global infrastructure creates new opportunities to build profitable positions in high-growth sectors worldwide. In Bangalore, India, a new centre of excellence opened by John Crane offers better access and support for the significant Indian and Asian markets. Similarly, our new Smiths Detection facility in St Petersburg, Russia will serve the fast-growing Russian security market. And to co-ordinate and support our increasing China activities, we have opened a corporate office in Shanghai.

3. Developing technology to help our customers succeed: Our customers are continually seeking competitive advantage. All our divisions have a long tradition of using technical leadership to develop and apply the products and services that our customers need to achieve this. Smiths Medical has helped customers meet increasing safety requirements; Smiths Aerospace is developing a core computing system to improve aircraft efficiency and flexibility; and Smiths Detection applies increasing levels of sophistication to help counter threats to security. R&D is often an important measure of how successful we have been in winning contracts, giving us an opportunity to improve long-term market share and returns.

4. Delivering constant improvement: World-class performance requires constant improvement. A good example is our relentless drive to improve manufacturing efficiency, which requires constant attention to detail. We have changed the scale and location of manufacturing to deliver the best value while maintaining or enhancing quality. Over the last year with sales growing by 17% and headcount increasing by only 4%, productivity improved sharply – sales per employee increasing by 6%. Expansion of existing manufacturing capacity in both China and Mexico is evidence of a continuing programme to locate our manufacturing where we can deliver the best possible quality and economics.

5. Improving our business mix: We routinely look at our business mix to ensure we build and maintain definitive positions in high-growth sectors worldwide. We do this through acquisitions and organic growth, and also the disposal of businesses no longer appropriate for Smiths ownership. Over the past five years we have acquired businesses valued at £1,157m and disposed of businesses valued at £935m.

Smiths Medical is now 50% bigger than in 2004, with much of this growth coming from the Medex acquisition. The past year has seen a number of relatively small but important bolt-on acquisitions. Additionally, we are investing internally to develop existing capability in growth markets, for example in the Smiths Aerospace components business. With production capacity in both China and Poland growing substantially, we also invested US$44m in a new turbine engine components facility in North Carolina, US, to create further opportunities for this fast-growing business.

6. Doing business the right way: Our customers rely on Smiths people to be rigorous and ethical in everything we do. Our 'Code of Corporate Responsibility and Business Ethics' sets out a clear framework to help our people make the right decisions whatever the circumstances. To explain more clearly what this means, this year, for the first time, we are producing a Corporate responsibility report, available on our website, www.smiths.com. Environment, health and safety performance is included in this report. After a year of very significant progress in 2005, EHS has advanced more modestly this year. Going forward, we are re-energising our efforts to ensure continuous improvement across the board.

2006: a year of growth and transition

Applying the six elements of the Smiths Full Potential programme helped ensure 2006 was a year of growth. There have also been some important transitions: we have made changes to the executive team and are seeing a revolution in Smiths Medical.

The diagram (below) shows important changes to the key management of Smiths. Alan Thomson retired as Group Finance Director in September, and I would like to thank

Smiths executive committee


Keith Butler-Wheelhouse
David Lillycrop
Director and General Counsel
John Langston
Finance Director
Group Managing Directors
David Flowerday
Strategy
John Ferrie
Aerospace
Chris Fox
Communications
Stephen Phipson
Detection
Robin Taunt
Corporate Development
Srini Seshadri
Medical
Arnold Wagner
Human Resources
Paul Cox
Specialty Engineering

him for the enjoyable, as well as enduring, partnership we had over the past ten years. Alan has agreed to continue to assist Smiths on special projects.

John Langston took over from Alan as Group Finance Director, while Paul Cox succeeded John as Group Managing Director, Smiths Specialty Engineering. John's operational knowledge (he also previously ran Smiths Detection) and financial acumen will be very beneficial to the team. Paul joined Smiths in January 2005 as President, Smiths Interconnect from Andrew Corporation in Chicago, Illinois, where he had led both its Satellite Communications and Antenna Products divisions.

On 1 March 2006 we welcomed Srini Seshadri as Group Managing Director of Smiths Medical. Srini joined us from GE Healthcare Technologies where he was Chief Marketing Officer. Smiths Medical has undergone a major change in scale over the past two years. This, together with the change in leadership, is catalysing a transformation within this business in three ways: bringing together manufacturing; simplifying business processes; and focusing our product brands.

Moving manufacturing to fewer, larger units has been under way for some time, but the pace of change has picked up in the past year. This has led to some hard decisions, including ceasing manufacturing at some major locations. Such decisions are never easy, but I know that these are very necessary for the future prospects of the business.

Across the business we are bringing together our internal processes, simplifying and standardising how we do things. We are already seeing benefits from this and expect to see more in the next financial year.

Smiths Medical has created a small family of strong product brands that command excellent customer recognition and loyalty. In sum we have created a business that leverages the benefits of being Smiths Medical while maintaining the trusted relationships that our customers have with our product brands.

The Smiths Story

Smiths is a world leader in the practical application of advanced technologies. Throughout Smiths, we deliver products and services that make the world safer, healthier and more productive. This is obvious when considering Smiths Detection's equipment that delivers increased security in a variety of arenas; Smiths Aerospace's strong record in helping advance aviation safety; and Smiths Medical's specialist devices which help medical practitioners make people healthier and save lives. Smiths also makes a contribution in improving productivity, not least in delivering energy efficiently, thanks to John Crane, or providing reliable telecommunications, through Smiths Interconnect. Our products are integral to the productivity of many aspects of everyday life.

Our future growth is underpinned by a number of key factors. Smiths Aerospace is moving from a period of high investment to one where the rewards of that investment will be reaped. Smiths Detection offers a portfolio of technologies that address a world of increasing insecurity. In Smiths Medical, as I have discussed above, we have a business that is in shape to benefit from the relentless rise in global healthcare spend. And in Smiths Specialty Engineering we are well positioned to exploit strong markets.

Thanks to our people, our technology and our access to customers in some of the most exciting markets, Smiths brings technology to life. We are already working hard to communicate this positive message, and that effort is being redoubled through a new focus on our branding, which will flow through all our communications channels. Smiths has a great story and we are determined to ensure people hear about us.

Keith Butler-Wheelhouse
Chief Executive

Making the world safer



With passenger security at the top of the political agenda, governments are seeking new ways to counter terrorist threats. We have the most comprehensive range of detection technologies in the world. Our systems screen passengers and cargo at over 3,500 airports. Once passengers are on the plane, our advanced avionics help them fly safely.

Protecting passengers
Our equipment helps detect explosives, narcotics, weapons, chemical agents and biohazards. This year our detectors were purchased by the New York Police Department to help protect passengers on the subway. They were also involved in security trials on the London Underground and deployed at Heathrow and Manchester Airports.

Making air travel safer
Our avionics help aircraft take off, touch down and fly safely. We are a market leader in landing gear, flight control and engine actuation systems. Boeing selected us to supply the Thrust Reverser Actuation System, which provides emergency braking in an aborted take-off, on the Boeing 747-8 after success on the 777.

Making the world healthier



Smiths helps doctors and nurses deliver medication, provide vital care and stay safe themselves. Our devices help relieve pain, treat cancer and deliver insulin. Our products manage airways during surgery, aid patients with breathing difficulties, maintain body temperature, monitor vital signs and assist reproduction through IVF. Our safety devices help to prevent needlestick injuries and reduce cross infections.

Caring for patients
Smiths Medical has extended its range of advanced airway management devices to assist anaesthetists in difficult airway procedures. Our new ambulatory infusion pump gives greater mobility to people with chronic illness by delivering drugs on the go, while the most recent innovation in our infusion technology helps prevent accidental overdoses.

Advancing medical devices
Smiths Interconnect puts its advanced connector technology to work to improve life-saving medical devices. Our high-speed connectors help MRI systems give a better view of internal organs. They also help defibrillators revive heart attack victims, electronic catheters map the electrical impulses of the heart and patient monitors keep an eye on blood pressure or oxygen levels.

Making the world more productive



Smiths technology helps oil and gas pipelines deliver more energy and improves the reliability of global telecommunications. Our aerospace systems are dedicated to enabling our customers to develop more efficient aircraft, and our medical devices not only assist doctors and nurses with their life-saving work, but also help hospitals run smoothly.

Delivering energy
John Crane was honoured for its productivity this year with a prestigious 2006 Queen's Award for Enterprise both for its own productivity in achieving significant sales growth and for helping its customers operate more efficiently. The oil and gas industry depends on John Crane's high-performance seals.

Improving aircraft
Our ground-breaking 'central nervous system' on the new Boeing 787 Dreamliner will consolidate into two cabinets the hundreds of metres of wires and dozens of stand-alone computers that encumber other aircraft. This will make it thousands of pounds lighter helping to reach a 20% reduction in fuel consumption.

Summary performance

Headline* results

	2006		2005	
	Sales £m	Profits £m	Sales £m	Profits £m
Aerospace	**1,300**	**152.4**	1,146	132.4
Detection	**412**	**76.5**	367	69.0
Medical	**737**	**137.5**	563	87.7
Specialty Engineering:				
– John Crane	**518**	**69.4**	463	62.5
– Specialty – Other	**556**	**84.0**	466	64.1
Total sales	**3,523**		3,005	
Headline* operating profit		**519.8**		415.7
Interest		**(54.2)**		(23.2)
Pensions financing		**27.6**		11.3
Post-tax loss of associate		**(1.1)**		
Headline* pre-tax profit		**492.1**		403.8
Headline* earnings per share (basic)		**64.8p**		52.8p

*Before exceptional items (including impairment of assets), amortisation of acquired intangible assets, profit or loss on disposal of businesses and financing gains or losses from currency hedging.

Statutory results

	2006		2005	
	Sales £m	Profits £m	Sales £m	Profits £m
Aerospace	**1,300**	**145.8**	1,146	119.9
Detection	**412**	**81.2**	367	69.0
Medical	**737**	**108.5**	563	57.8
Specialty Engineering:				
– John Crane	**518**	**74.3**	463	64.9
– Specialty – Other	**556**	**75.8**	466	70.4
Impairment of financial assets		**(325.0)**		
Total sales	**3,523**		3,005	
Operating profit		**160.6**		382.0
Interest		**(54.2)**		(23.2)
Pensions financing		**27.6**		11.3
Share of post-tax loss of associate		**(1.1)**		
Financing losses		**(0.5)**		(4.2)
Pre-tax profit		**132.4**		365.9
Earnings per share (basic)		**4.3p**		48.3p

Market analysis by division

Sales


Specialty Engineering 30%
Aerospace 37%
Medical 21%
Detection 12%

Headline profit


Specialty Engineering 30%
Aerospace 29%
Medical 26%
Detection 15%

Market analysis by origin

Sales


RoW 11%
US 54%
Europe 14%
UK 21%

Headline profit


RoW 13%
US 62%
Europe 16%
UK 9%

Smiths at a glance

	Aerospace	Detection	Medical	Specialty Engineering
Group Managing Director	Dr John Ferrie CBE	Stephen Phipson	Srini Seshadri	Paul Cox
Description	Smiths Aerospace has two business units: Smiths Aerospace Systems and Smiths Aerospace Components. The first designs, manufactures and provides in-service support for digital, electrical and mechanical systems for military and commercial aircraft; the second supplies high-value components to the principal aircraft engine manufacturers. Across the division, military sales account for 54% and commercial for 46%.	Smiths Detection is a prime contractor and designs and manufactures equipment to detect and identify explosives, weapons, contraband and dangerous substances. It has an unrivalled range of technologies, including trace detection, x-ray, millimetre wave, infra-red and biological agent analysis.	Smiths Medical focuses on improving medical outcomes. Smiths helps its customers: • deliver medication, for example, by providing the equipment to deliver chemotherapy, pain relief and insulin; • provide vital care, for example, by providing the equipment that manages airways and fluids during and after surgical procedures, as well as monitoring vital signs; and • keep people safe, through safety devices for drawing blood samples, giving injections and delivering intravenous drugs.	Within Specialty Engineering John Crane provides mechanical rotating seals and associated equipment and services used in process industries. Interconnect supplies components and sub-systems for connecting, protecting and controlling critical electronic and radio frequency systems. Flex-Tek provides ducting and hosing for a wide range of applications, mainly for heating and ventilation and domestic equipment. Marine Systems supplies marine electronics and charts. The last three are disclosed under the heading 'Specialty – Other' in the segmental reporting in the accounts.
Employees	10,900	2,000	7,600	11,200
Principal operating regions	Manufacturing is concentrated in the US and UK.	Manufacturing is concentrated in North America, Germany, France and the UK.	Manufacturing is concentrated in the US, the UK, Mexico and Italy.	John Crane and Marine Systems are global businesses. Interconnect manufactures in the US, the UK, France, Germany, Italy, Costa Rica and China. Flex-Tek manufactures mainly in the US, but also in the UK, France, Malaysia and Mexico.
Contribution to 2006 Group sales	 37%	 12%	 21%	 John Crane 14%  Specialty – Other 16%
Key customers	Customers include major airframe platform and engine manufacturers worldwide, and, for service and support, defence departments and airlines.	Some 85% of sales are made direct to governments around the world including homeland security authorities, customs and immigration authorities, emergency responders and the military.	Smiths Medical's end customers are hospitals and other healthcare providers worldwide. Most territories are serviced through wholly owned local sales and distribution companies.	John Crane serves oil and gas companies and refineries. Interconnect sells to aircraft manufacturers, defence and wireless telecoms companies. Flex-Tek serves mainly domestic appliance manufacturers and the US construction industry. Marine Systems serves the global professional marine industry.

Smiths online

www.smiths.com/ofr

Operating and financial review

Operating review
Financial review
Legal issues
Risks and uncertainties
Corporate responsibility

www.smiths.com/responsibility

Corporate responsibility

Chief Executive's introduction
Smiths at a glance
Managing corporate responsibility and business ethics
Employees
Health and safety
Environment
Communities

A comprehensive Operating and financial review is available online at www.smiths.com/ofr within the Investor Centre. This provides a detailed commentary on Smiths strategy, Group and divisional performance, legal issues, risks and uncertainties, and a summary of our approach to corporate responsibility.

The Smiths Corporate responsibility report is also available online at www.smiths.com/responsibility. Our first full Corporate responsibility report this year builds on the environment, health and safety reports published in previous years and also includes information on employees, suppliers and communities.

Board of directors

01 Donald Brydon, CBE Chairman†▲
Aged 61, British. Donald Brydon was appointed to the Board in April 2004, becoming Chairman on 21 September 2004. He was previously Chief Executive of AXA Investment Managers SA and prior to that had been Chairman and Chief Executive of BZW Investment Management. He is non-executive Chairman of the London Metal Exchange, Chairman of Taylor Nelson Sofres plc, a Member of the Board of AXA Investment Managers SA and a non-executive director of ScottishPower plc. He was formerly Chairman of Amersham plc.

Chairman of the Nomination Committee.

02 Keith Butler-Wheelhouse, Chief Executive
Aged 60, British. Keith Butler-Wheelhouse was appointed to the Board in August 1996 and became Chief Executive in November 1996. He was previously President and Chief Executive Officer of Saab Automobile in Sweden and prior to that had been Chairman and Chief Executive of Delta Motor Corporation in South Africa.

03 Sir Nigel Broomfield, KCMG Non-executive director*†
Aged 69, British. Sir Nigel Broomfield was appointed to the Board in December 2000 having been a non-executive director of TI Group plc since 1998. He is Chairman of Leonard Cheshire and President of the German-British Chamber of Commerce and Industry. He transferred from the Army to the Foreign Service in 1968. His last post was as British Ambassador to the Federal Republic of Germany from 1993 to 1997.

04 David Challen, CBE Non-executive director*†
Aged 63, British. David Challen was appointed to the Board on 21 September 2004. He is Vice-Chairman of Citigroup European Investment Bank and former Chairman of J Henry Schroder & Co Ltd. He is a non-executive director of Anglo American plc. He is also a Deputy Chairman of the Takeover Panel.

Chairman of the Audit Committee.

05 John Ferrie, CBE Group Managing Director, Aerospace
Aged 59, British. John Ferrie was appointed to the Board in April 2000 and became Group Managing Director, Aerospace, in August 2000. He previously worked at Rolls-Royce plc for 35 years. He completed an Engineering Doctorate in 1998 and is a Fellow of the Royal Academy of Engineering.

06 Sir Julian Horn-Smith Non-executive director*†
Aged 57, British. Sir Julian Horn-Smith was appointed to the Board as a non-executive director in February 2000. He was previously Deputy Chief Executive Officer of Vodafone Group Plc, Chairman of the Supervisory Board of Mannesmann AG and director of Verizon Wireless in the United States. He is Chairman of The Sage Group plc and a non-executive director of Lloyds TSB Group plc.

Chairman of the Remuneration Committee.

Committees
* Audit Committee
† Remuneration Committee
▲ Nomination Committee

07 Peter Jackson Non-executive director*▲
Aged 59, British. Peter Jackson was appointed to the Board as a non-executive director in December 2003 and as senior independent director in September 2004. He was formerly Chief Executive of Associated British Foods plc. He is Chairman of Kingfisher plc.

Senior independent director.

08 John Langston Finance Director *from 6 September 2006*
Aged 56, British. John Langston was appointed to the Board, as head of Sealing Solutions, in December 2000, was subsequently Group Managing Director, Detection and became Group Managing Director, Specialty Engineering on 1 August 2004. He was appointed Finance Director in September 2006. He had been a director of TI Group plc since October 1998. He joined TI Group in 1993, becoming Chief Executive of Bundy Automotive in 1996 and Chief Executive of TI Specialty Polymer Products in 1998. He formerly worked for Lucas Industries.

09 David Lillycrop General Counsel
Aged 50, British. David Lillycrop was appointed to the Board in December 2000, having been an executive director of TI Group plc since June 1998. He joined TI Group in 1989, becoming Group Company Secretary in 1991 and, additionally, General Counsel in 1997. A barrister, he was previously Director of Legal Affairs at Quaker Oats Ltd. Chairman of TI Pension Trustee Ltd., 1997 to 2005.

10 Sir Kevin Tebbit, KCB, CMG Non-executive director*▲
Aged 59, British. Sir Kevin Tebbit was appointed to the Board in June 2006. He served widely in policy, management and finance posts in the Foreign & Commonwealth Office, NATO and finally the Ministry of Defence, where he was Permanent Under-Secretary of State from July 1998 to his retirement in November 2005.


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04
05
06
07
08
09
10

Summary group directors' report

The principal activities of the Company and its subsidiaries are the development, manufacture, sale and support of:

- aerospace systems, including integrated electronic and mechanical systems and precision components, for civil and military aircraft;
- advanced security equipment, using trace detection and x-ray imaging, to detect and identify explosives, chemical and biological agents, weapons and contraband;
- medical devices aligned to specific therapies, principally airway, pain and temperature management, infusion, needle protection, critical care monitoring, and vascular access; and
- mechanical seals used in industries ranging from petrochemical processing to aerospace; interconnect products to connect and protect safety-critical electrical and electronic equipment; marine navigation; ducting and hose assemblies.

The main manufacturing operations are in the UK, the Americas and Continental Europe.

Business review
The development of the Company and its businesses during the year, the position at the year-end and future developments are summarised on pages 1 to 10. The Company has published an Operating and financial review, which is available online, as described on page 10.

Results and dividends
The results for the period to 5 August 2006 are set out in the consolidated income statement on page 21. Sales for the period amounted to £3,523m, against £3,005m in 2005. The profit for the period after taxation amounted to £24m (2005: £272m). (The 2006 financial statements comply with International Financial Reporting Standards, as adopted in the EU (IFRS): the comparisons with the 2005 financial statements have been restated under IFRS.)

An interim dividend of 9.85p per ordinary share of 25p was paid on 21 April 2006. The directors recommend for payment on 24 November 2006 a final cash dividend on each ordinary share of 21.5p, making a total dividend of 31.35p for the period.

Changes during the period
Acquisitions
- Cross Match Technologies, Inc. (approx 43% shareholding acquired on 1 August 2005 in exchange for transfer of Smiths Heimann Biometrics GmbH)
- Farnam Custom Products, Inc. (assets acquired 1 August 2005 for £4m)
- Millitech, Inc. (shares acquired on 22 September 2005 for £19m)
- Livewave, Inc. (shares acquired on 28 October 2005 for £10m)
- John Crane Tianjin (34% minority shareholding acquired on 30 December 2005 for £1.5m)
- Lorch Microwave LLC (shares acquired on 4 January 2006 for £15m)
- Smiths Detection Montreal Inc. (minority shareholding acquired on 23 February 2006 for £2m)

Disposals
- EBTEC Corp. (shares sold 8 August 2005 for £2m)
- pvb Critical Care GmbH (shares sold on 22 September 2005 for £6m)
- Beagle Aircraft Limited (shares sold on 5 May 2006 for £3m)

Post balance sheet events
The Company has secured the commutation of certain insurance policies that relate to the John Crane, Inc. litigation, details of which are contained in the Operating and financial review (available online – see page 10).

Acquisition
- Comet Costruzioni Metalliche S.r.l. (shares acquired 8 August 2006 for £4m)

Disposal
- John Crane Safematic Oy (bearing lubrication business sold on 15 August 2006 for £16m)

Charitable and political donations
Charitable donations – £754,000
Political donations – None

Directors
Lord Robertson of Port Ellen resigned on 27 February 2006. The directors at the end of the financial year, with the exception of Mr R W O'Leary, who sadly died on 14 August 2006 and Mr A M Thomson, who retired on 6 September 2006, are shown on page 11. Apart from Sir Kevin Tebbit, who was appointed as a non-executive director on 14 June 2006, all of these directors served throughout the financial year. Mr J Langston assumed the role of Finance Director on 6 September 2006. Sir Julian Horn-Smith will retire as a non-executive director at the conclusion of the AGM on 21 November 2006.

A summary of the executive directors' service contracts and the directors' remuneration and interests in share options and awards are contained in the Summary directors' remuneration report on pages 16 to 20. Qualifying third party indemnity provisions have been put into force for the benefit of the directors and remain in force at the date of this report.

Directors' interests in the Company's shares

	Ordinary shares of 25p 5 August 2006	31 July 2005
Sir Nigel Broomfield	**103**	103
D H Brydon	**12,000**	12,000
K O Butler-Wheelhouse	**429,620**	294,540
D J Challen	**2,000**	2,000
J Ferrie	**124,898**	92,030
Sir Julian Horn-Smith	**6,682**	6,682
P J Jackson	**0**	0
J Langston	**94,351**	85,954
D P Lillycrop	**80,254**	77,754
R W O'Leary (deceased 14/08/06)	**0**	0
Lord Robertson of Port Ellen (resigned 27/02/06)	**1,056***	0
Sir Kevin Tebbit (appointed 14/06/06)	**0**	0**
A M Thomson (retired 06/09/06)	**138,663**	114,386

* indicates holding at date of resignation

** indicates holding at date of appointment

These interests include beneficial interests of the directors and their families in the Company's shares held in trusts and holdings through nominee companies. None of the directors has disclosed any non-beneficial interests in the Company's shares.

Dr Ferrie exercised his 2001 Issue Sharesave option on 9 August 2006 and acquired 2,775 shares at the exercise price of 608p per share; other than this, the Company has not been notified of any changes to the holdings of the current directors, their families and any connected persons between 6 August and 26 September 2006.

Share Ownership
It is the Company's policy that executive directors should, over time, acquire a shareholding with a value equal to at least one and a half years' gross salary.

Interests in shares
As at 26 September 2006 the Company had been notified, pursuant to the Companies Act 1985, of the following material or notifiable interests in its issued share capital:

	No. of shares	Percentage of issued share capital†
FMR Corp/Fidelity Investment Limited	62.8m	11.1%
Franklin Resources, Inc.	39.4m	6.9%
Legal & General Group plc	20.7m	3.6%
Barclays PLC	17.0m	3.0%

† percentage of share capital in issue on 26 September 2006

Corporate Governance
The Company complies and has during the period complied with the July 2003 issue of the Combined Code, except that the Chairman is a member of the Remuneration Committee.

A detailed statement on how the Company complies with the Combined Code is set out in the Annual Report and Accounts 2006. PricewaterhouseCoopers LLP have reviewed the Company's statements as to compliance with the Combined Code to the extent required by the UKLA Listing Rules. The results of their review are included in the Annual Report and Accounts 2006.

Going Concern
The Board's review of the accounts, budgets and forward plans, together with the internal control system, lead the directors to believe that the Company has ample resources to continue in operation for the foreseeable future. The accounts are therefore prepared on a going concern basis.

Payment of creditors
The Company's policy is to pay promptly in accordance with agreed terms. The average time to pay an invoice was 35 days for the parent company and 48 days for the group as a whole.

Corporate responsibility
The Company has implemented across the Group policies on environmental, health and safety matters and operates a Code of Corporate Responsibility and Business Ethics. A Corporate Responsibility Report will be produced for the first time this year and will be available on the Company's website, www.smiths.com.

Annual General Meeting (AGM)
The 2006 AGM will be held at The Banqueting Suite, Lord's Cricket Ground, Grace Gate, St John's Wood Road, London NW8 8QN on Tuesday 21 November 2006 at 12:00 noon.

Shareholders' resolutions
An ordinary resolution will be proposed at the AGM to approve the Directors' remuneration report.

Shareholders will be asked to pass resolutions as special business at the AGM:

- to authorise the directors to allot new shares and to renew the power granted to the directors under section 95 of the Companies Act 1985;
- to authorise the Company to make market purchases of the Company's shares; and
- to adopt new Articles of Association (see paragraph below).

Articles of Association
A special resolution will be proposed at the AGM to replace the Company's Articles of Association. The current Articles were adopted in 2002, before the implementation of IFRS accounting: the directors propose that new Articles be adopted to reflect the new reporting standards and to comply with current best practice. The changes proposed

in the new Articles are consistent with measures and limits adopted by similar, listed companies. A summary of the principal differences between the existing Articles and the proposed new Articles is appended to the Notice of AGM. Copies of the current Articles of Association and the proposed new Articles of Association are available for inspection at the registered office of the Company and at the offices of Allen & Overy LLP, One Bishops Square, London E1 6AO during normal business hours until the conclusion of the AGM on 21 November 2006 and, on the day of the meeting, from 11:45 a.m. at the place of the Meeting until the close of the Meeting.

Disclosure of information to the auditor
As at the date of this summary financial statement, as far as each director is aware, there is no relevant audit information of which the Company's auditor is unaware and each director has taken such steps as he should have taken as a director in order to make himself aware of any relevant audit information and to establish that the Company's auditor is aware of that information.

Auditor's Report
The report of the auditor on the accounts for the 53 week period ended 5 August 2006 was unqualified and did not contain a statement under either of sections 237(2) and 237(3) of the Companies Act 1985.

Reports and Accounts 2006
The Annual Report and Accounts 2006 constitutes the statutory Reports and Accounts for 2006 and is available in electronic form on our website, www.smiths.com. Printed copies may be obtained, free of charge, by writing to the Deputy Group Secretary, Smiths Group plc, 765 Finchley Road, London NW11 8DS (e-mail: secretary@smiths.com). Shareholders who wish to receive the statutory Reports and Accounts (free of charge) instead of Summary Financial Statements or vice versa in future years should write to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, quoting Reference 0282.

Electronic proxy voting
Shareholders (who are not Crest members) may submit electronic proxy appointments and vote (or consciously not vote) on all resolutions to be proposed at this year's AGM online by visiting the website www.sharevote.co.uk. Crest members, Crest personal members and Crest sponsored members should consult the Crest Manual or their sponsor or voting service provider for instructions on electronic proxy appointment and voting. Paper proxy cards will be distributed to all shareholders with the Notice of AGM as usual.

Important information
If you are in any doubt as to what action you should take, you are recommended to consult your stockbroker, bank manager, solicitor, accountant or other independent professional advisor authorised under the Financial Services and Markets Act 2000. If you have recently sold or transferred all your shares in Smiths Group plc, please pass this document and the accompanying Proxy Form to the purchaser or transferee, or to the agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Recommendation
Your directors believe that all the proposals to be considered at the AGM are in the best interests of the Company and its shareholders and recommend shareholders to vote in favour of the resolutions. The directors intend to vote in favour of the resolutions in respect of their own shareholdings.

By Order of the Board
David P Lillycrop
Director and Secretary

765 Finchley Road
London NW11 8DS
29 September 2006

Independent auditor's statement to the members of Smiths Group plc

We have examined the summary financial statement of Smiths Group plc.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the summarised annual report (the Summary Financial Statement 2006) in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the summarised annual report (the Summary Financial Statement 2006) with the annual financial statements, the directors' report and the directors' remuneration report, and its compliance with the relevant requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the summarised annual report (the Summary Financial Statement 2006) and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

This statement, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6, 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

Opinion
In our opinion the summary financial statement is consistent with the annual financial statements, the directors' report and the directors' remuneration report of Smiths Group plc for the year ended 5 August 2006 and complies with the applicable requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors

London

29 September 2006

Notes
(a) The maintenance and integrity of the Smiths Group plc web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the web site.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Summary directors' remuneration report

Remuneration policy

The Remuneration Committee (the Committee) believes that the individual contributions made by the executive directors are fundamental to the successful performance of the Company.

The Committee has adopted a remuneration policy (which will continue to apply during 2006/07) with the following objectives:

(a) performance-related remuneration should seek to align the interests of executive directors with those of shareholders;

(b) a significant proportion of remuneration should be based on operational and financial performance both in the short and long term, as well as the individual contributions made by the executive directors; and

(c) the remuneration packages for executive directors should be competitive in terms of market practice in order to attract and retain executive directors of the highest calibre.

The following graph shows the Company's total shareholder return (TSR) performance over the past five years. As required by the Directors' Remuneration Report Regulations 2002, the Company's TSR is compared with a broad equity market index. The index chosen here is the FTSE 100 Index which provides an effective indication of the TSR performance of other leading UK-listed companies.

Five year historical TSR performance


Smiths
FTSE 100
£*
Value of hypothetical £100 holding
140
120
100
80
60
Jul 01
Jul 02
Jul 03
Jul 04
Jul 05
Jul 06

*Growth in the value of a hypothetical £100 holding over five years. FTSE 100 comparison based on 30 trading day average values.

Elements of remuneration

Executive directors' remuneration comprises: basic salary, benefits in kind, annual bonus and pension benefits. In addition, executive directors and senior executives participate in certain share-based incentive schemes, currently comprising the Smiths Group Sharesave Scheme, the Smiths Group Performance Share Plan (the Performance Share Plan) and the Smiths Group Co-Investment Plan (the Co-Investment Plan). The Performance Share Plan and the Co-Investment Plan were both approved at the Annual General Meeting in 2004. Executive directors continue to hold awards under predecessor schemes, being the Smiths Industries 1995 Executive Share Option Scheme (the 1995 Scheme) and the Smiths Industries Senior Executive Deferred Share Scheme (the Deferred Share Scheme). The annual bonus element and executive share incentives are linked to performance. The Committee regards participation in share-based incentive schemes as a key element in the executive directors' remuneration packages.

The first grant of awards under the Performance Share Plan to executive directors and senior executives (who consequently no longer receive grants under the 1995 Scheme) took place in December 2004, and a further grant was made in 2005. The first participation by executive directors and senior executives in the Co-Investment Plan, which replaced the Deferred Share Scheme, took place in October 2005.

Further information on the share plans is set out below.

Salary and benefits in kind

Salaries are reviewed annually for each executive director; at the August 2005 review all directors' salaries increased by 3%. The Committee takes into account individual performance and experience, the size and nature of the role, the relative performance of the Company, pay policy within the Company and the salaries in comparable industrial companies. Benefits include a fully expensed company car (or an allowance in lieu), health insurance and, where appropriate, relocation and education expenses.

Bonuses

Executive directors are eligible to participate in an annual bonus plan based on a combination of corporate financial goals and individual achievements. The maximum level of bonus that may be awarded for the financial year 2006/07 is 100% (Chief Executive 120%) of salary. The Committee intends to review this level annually to ensure that it remains appropriately competitive.

Executive directors and other senior executives are eligible, if invited, to participate in the Co-Investment Plan. Under this plan, participants are able to invest up to the full amount of their annual bonus or, if greater, 25% of salary (in both cases, on an after-tax basis) in shares in the Company. If the participant remains in service for three years, he will, subject to the Company satisfying a performance condition, be eligible to receive a one-for-one matching share award (based on the pre-tax amount of salary or deferred bonus in question). The applicable performance condition is that the Company's average return on capital employed over the performance period should exceed the Company's weighted average cost of capital over the same period by an average margin of at least 1% per annum. The Committee regards this condition as appropriate as it is a test of the operating efficiency of the Company. There will be no retesting of this performance condition.

Pensions

The Company operates a number of different pension arrangements for executive directors, generally reflecting the individual's pension arrangements at the time he was appointed to the Board. In some cases, the Company pays monthly salary supplements, of a percentage of salary approved by the Committee at the time of appointment, to enable the director to make his own pension provision. For other directors, final salary schemes provide a pension of up to two-thirds of final pensionable salary. The Company continues to apply an earnings cap, on a basis similar to the pre-2006 Inland Revenue limit, to determine the proportion of overall pension payable by the regulated pension scheme, with the balance of pension provided

by the Company; these arrangements substantially represent a continuation of pre-2006 practice and involve no additional cost for the Company. In appropriate cases, the Company permits the waiver of salary and pension supplement entitlements where the arrangement does not involve additional cost for the Company. Where such waivers are made, incentives and pension entitlements continue to be calculated by reference to salaries prior to these reductions. Details of the salary supplement payments, waiver and other pension provisions are set out in the tables on this and the next page.

Directors' annual bonus payments and any gains under share option schemes are not pensionable.

Share options and performance shares
The Company operates a number of share incentive schemes for executive directors and other employees.

The 1995 Scheme was approved at the Annual General Meeting in 1995 and amended in 2001. For executive directors and other senior executives the 1995 Scheme was replaced by the Performance Share Plan. The 1995 Scheme continues to cover approximately 450 executives whose awards are approved by the Committee. The operation of the 1995 Scheme is summarised on page 20.

Under the Performance Share Plan, the maximum value of share awards made annually to executive directors and other senior executives to date is 150% of base salary and the Committee intends that this should remain as the maximum value of awards. However, the Committee has power in exceptional circumstances (such as the recruitment of an executive director) to make share awards up to a maximum value of 300% of base salary. Awards will be released after three years to the extent a performance condition is met. One-third of the award is subject to a TSR target relative to other FTSE 100 companies (excluding financial companies and investment trusts). For full vesting, the Company's TSR must be at or above the 75th percentile over the three-year performance period. 25% of the award will vest if the Company's TSR is at median. Awards will vest on a straight-line pro rata basis between median and 75th percentile. The remaining two-thirds of the award will be subject to an earnings per share (EPS) growth target (measured before exceptional items). For the three-year cycle commencing in 2005/06, full vesting will occur if the compound annual growth in EPS is equivalent to 12% per annum. 25% vesting will occur if the compound annual growth in EPS is equivalent to 5% per annum, with vesting on a straight-line basis between 5% and 12%.

The Committee considers the use of two measures, in these proportions, to be appropriate. The TSR performance measure is dependent on the Company's relative long-term share price performance, and therefore brings a market perspective to the Performance Share Plan. This is balanced by a key internal measure, EPS growth, which is critical to our long-term success and ties in with the Group's strategic goals.

The Committee determined the threshold and maximum vesting levels operated to date after considering the Company's historic performance and future plans, and on the basis of external advice. Having recently reviewed these and other factors the Committee continues to consider that the achievement of compound annual EPS growth of 12% per annum is a suitably demanding target for maximum vesting in the light of the Group's diverse business. While vesting levels will be kept under periodic review by the Committee, it currently intends to make no change to the operation of the Performance Share Plan. There will be no retesting of the TSR and EPS performance measures.

The Smiths Group Sharesave Scheme, which is open to all UK employees with 12 months' service, is subject to UK legislation as to the amount that can be saved. Participants save a fixed sum per month for three or five years and may use the sum generated by their savings contracts to exercise the options which are usually granted at a 20% discount to the market price.

In the period ended 5 August 2006, executive directors exercised share options and at 5 August 2006 held unexercised options and share awards as described in the table on page 20.

With the exception of an exercise of a Sharesave option by Dr Ferrie on 9 August 2006, and the lapse, on 9 September 2006, of the TI executive scheme option granted to Mr Lillycrop on 9 September 1996, there were no changes in the options and awards held by directors between 6 August and 29 September 2006. The Register of Directors' Interests (which is open to inspection) contains full details of directors' shareholdings, options to acquire shares in the Company and share awards.

Remuneration
The total remuneration of directors, excluding the value of shares to which certain directors may become entitled under the Deferred Share Scheme, Performance Share Plan and Co-Investment Plan and also defined benefit pension arrangements, was as follows:

	2006 £000	2005 £000
Fees, salaries and benefits	**3,207**	3,732
Performance-related bonuses	**2,047**	3,189
Gain from exercise of share options	**1,488**	1,005
Incremental gain from deferred share scheme exercises	**153**	103
Vesting of contingent share payments*	**–**	1,841
Payments in lieu of pension contribution	**561**	627
	7,456	10,497

*Two directors, Mr J Langston and Mr D P Lillycrop, had respective contingent interests in 125,000 and 100,000 Smiths shares arising from contractual arrangements entered into following the merger of TI Group plc with the Company. These interests vested on 27 September 2004.

The emoluments of the directors are set out below:

	Fees/salary		Benefits	Bonus	Payments in lieu of pension contribution	Total emoluments	
	2006 £000	2005 £000	2006 £000	2006 £000	2006 £000	2006 £000	2005 £000
Chairman							
D H Brydon	**260**	218	**20**	**–**	**–**	**280**	221
Chief Executive							
K O Butler-Wheelhouse	**811**	787	**64**	**804**	**405**	**2,084**	2,349
Executive directors							
J Ferrie	**392**	380	**65**	**230**	**156**	**843**	879
J Langston	**358**	348	**39**	**341**	**–**	**738**	841
D P Lillycrop	**342**	332	**75**	**320**	**–**	**737**	799
Non-executive directors							
Sir Nigel Broomfield	**48**	40	**–**	**–**	**–**	**48**	40
D J Challen (appointed 21/09/04)	**57**	43	**–**	**–**	**–**	**57**	43
Sir Julian Horn-Smith	**52**	45	**–**	**–**	**–**	**52**	45
P J Jackson	**63**	53	**–**	**–**	**–**	**63**	53
Sir Kevin Tebbit (appointed 14/06/06)	**6**	–	**–**	**–**	**–**	**6**	–
Former directors							
K Orrell-Jones (retired 21/09/04)	**–**	34	**–**	**–**	**–**	**–**	45
Sir Colin Chandler (retired 16/11/04)	**–**	24	**–**	**–**	**–**	**–**	24
L H N Kinet (retired 06/07/05)*	**–**	324	**–**	**–**	**–**	**–**	764
E Lindh (retired 20/01/05)*	**–**	165	**–**	**–**	**–**	**–**	415
R W O'Leary (deceased 14/08/06)	**48**	40	**–**	**–**	**–**	**48**	40
Lord Robertson of Port Ellen (resigned 27/02/06)	**32**	40	**–**	**–**	**–**	**32**	40
A M Thomson (retired 06/09/06)	**436**	423	**39**	**352**	**–**	**827**	950
	2,905	3,296	**302**	**2,047**	**561**	**5,815**	7,548

*Mr Kinet, a former director, received £531,312 in cash and benefits (including education expenses) in respect of his continued employment between 1 August 2005 and 5 July 2006. Mr Lindh, a former director, received £335,750 pursuant to a consultancy agreement operating between 1 August 2005 and 8 March 2006.

1. Shares which may be awarded under the Deferred Share Scheme, Performance Share Plan and Co-Investment Plan are as set out in the directors' share options table on page 20.

2. The Remuneration Committee has approved arrangements under which Mr Butler-Wheelhouse and Mr Thomson have waived entitlements to certain of their emoluments in return for unfunded unapproved pension benefits of equivalent value granted by the Company. The arrangements for Mr Butler-Wheelhouse were described in last year's report. Those for Mr Thomson (which are separate from the arrangements described in note 3) were approved with effect from December 2005. In accordance with relevant legislation, the value of these unfunded unapproved pension benefits was converted into funded benefits under the Smiths Industries Pension Scheme (SIPS) in April 2006. The unfunded benefits notionally accrued a bond-like return prior to the conversion in April 2006. In connection with these arrangements Mr Butler-Wheelhouse waived £237,884 (in addition to £32,473 waived in connection with earlier arrangements) and Mr Thomson waived £120,000 during the period 1 August 2005 to 31 March 2006. From April 2006 Mr Butler-Wheelhouse and Mr Thomson continued to waive their entitlements to certain of their emoluments in return for the Company making equivalent amounts of contributions to SIPS; Mr Butler-Wheelhouse waived £71,664 and Mr Thomson £56,461. The amounts waived would otherwise have been paid to Mr Butler-Wheelhouse as payments in lieu of pension contributions and to Mr Thomson as salary. For reasons of clarity, all amounts referred to are included within the table above.

3. From October 2005 UK employees ceased making personal contributions to the relevant pension schemes. Their salaries were reduced by the amount of their previous pension contributions and the Company commenced paying the same amount directly to the pension schemes. Accordingly, the salaries of Messrs Thomson, Langston and Lillycrop were reduced by £26,969, £6,675 and £6,675 respectively. For reasons of clarity, the salaries shown in the table above for these directors are the amounts they would have been paid if they had not given up these salary entitlements.

Directors' pension entitlements

Accrued annual pension under defined benefit schemes

	Age at 5 August 2006	Accrued entitlement at 31 July 2005 £000	Directors' contributions during the year (note 2) £000	Additional pension earned during the year (excluding any increase for inflation) £000	Transfer value of accrued benefits at 5 August 2006 (A) £000	Transfer value of accrued benefits at 31 July 2005 (B) £000	The amount of (A – B) less contributions made by the director in 2006 £000	Accrued entitlement at 5 August 2006 £000
J Langston	56	159	1	13	3,020	2,618	401	176
D P Lillycrop	50	129	1	9	1,849	1,626	222	141
A M Thomson (retired 06/09/06)	59	205	5	23	4,654	3,932	717	233

1. An executive director's normal retirement age is 60. An early retirement pension, based on actual service completed, may be paid after age 50 and may be subject to a reduction on account of early payment. On death, a spouse's pension of two-thirds of the director's pension (or for death-in-service his prospective pension at age 60) is payable. All pensions in excess of the Guaranteed Minimum Pension (GMP) are guaranteed to increase at the lesser of (i) in the case of Mr Thomson, 5% per annum compound and, in the case of Messrs Langston and Lillycrop, 7% per annum compound and (ii) the annual increase in the Retail Prices Index. There has, however, been a long-standing practice of granting additional discretionary increases on pensions in excess of the GMP to bring them into line with price inflation.

2. The amounts in this column show personal contributions made in August and September 2005. From October 2005, in common with other UK employees participating in the relevant pension schemes, these directors ceased making personal contributions. Their salaries were reduced by an amount equal to their previous pension contributions and the Company commenced paying the same amount directly to the pension schemes. Accordingly, the salaries of Messrs Thomson, Langston and Lillycrop were reduced by £26,969, £6,675 and £6,675 respectively. The benefits provided under the relevant pension schemes were not affected by this change. Separately, as described in note 2 on page 18, additional pension benefits were provided to Mr Thomson following his waiver of a further £176,461 of salary.

3. Transfer values of the accrued benefits have been calculated in accordance with actuarial guidance (GN11), and represent the amount that the pension scheme would pay to another pension provider if the member elects to transfer all of his benefits out of the scheme. The transfer values do not represent sums payable or due to the individual directors and therefore cannot be added meaningfully to annual remuneration.

Service contracts

The Company's policy is that executive directors are employed on terms which include a one-year rolling period of notice and provision for the payment of predetermined damages in the event of termination of employment in certain circumstances.

Chairman and non-executive directors

Non-executive directors (which term excludes the Chairman) were paid fees totalling £306,000 in the period 1 August 2005 to 5 August 2006. Their remuneration is determined by the Board in accordance with the Articles of Association. During the year, the basic fee was £47,500 per annum. The Chairman and the non-executive directors are not eligible for bonuses or participation in share schemes and no pension contributions are made on their behalf. The Chairman and the non-executive directors serve the Company under letters of appointment and do not have contracts of service or contracts for services.

Directors' share options and share awards

		Options and awards held on 5 August 2006	Options and awards held on 31 July 2005	Weighted average	Options exercised 2005/06					Options and awards granted 2005/2006			
Director	Scheme	Number	Number	Exercise price	Date exercised	Number	Exercise price	Market price at date of grant	Market price at date of exercise†	Date of grant	Number	Exercise price	Expiry date
K O Butler-Wheelhouse	95 ESOS	625,592	1,017,084	701.80p	08/05/06	67,398	823.00p	823.00p	1,000.00p				
					+ 08/05/06	83,540	934.00p	934.00p	1,000.00p				
					+ 08/05/06	122,718	765.00p	765.00p	1,000.00p				
					+ 08/05/06	16,806	858.50p	858.50p	1,000.00p				
					+ 08/05/06	53,230	807.00p	807.00p	1,000.00p				
					+ 08/05/06	47,800	790.00p	790.00p	1,000.00p				
	SAYE	2,964	2,964	554.00p									
	DSS	104,383	133,890	0.10p	08/05/06	29,507	0.10p	720.50p	1,000.00p				
	PSP	280,941	151,119	n/a						07/10/05	129,822	n/a	20/10/08
	CIP	125,937	0	n/a						25/10/05	125,937	n/a	25/10/08
J Ferrie	95 ESOS	296,904	426,923	700.16p	06/01/06	55,424	765.00p	765.00p	1,023.00p				
					+ 08/05/06	31,895	807.00p	807.00p	1,000.00p				
					+ 08/05/06	42,700	790.00p	790.00p	1,000.00p				
	SAYE	2,775	2,775	608.00p									
	DSS	45,880	56,353	0.10p	25/10/05	10,473	0.10p	720.50p	901.23p				
	PSP	135,692	72,989	n/a						07/10/05	62,703	n/a	20/10/08
	CIP	31,571	0	n/a						25/10/05	31,571	n/a	25/10/08
J Langston	95 ESOS	276,423	319,123	701.73p	08/05/06	42,700	790.00p	790.00p	1,000.00p				
	SAYE	1,795	1,795	525.00p									
	DSS	36,013	45,160	0.10p	25/10/05	9,147	0.10p	720.50p	901.23p				
	TI 90 ESOS	47,711	104,030	1,123.60p	09/01/06	4,918	849.79p	849.79p	1,011.50p				
					+ 09/01/06	51,401	943.31p	943.31p	1,011.50p				
	TI 99 ESOS	0	61,485	n/a	09/01/06	61,485	907.23p	907.23p	1,011.50p				
	PSP	124,225	66,821	n/a						07/10/05	57,404	n/a	20/10/08
	CIP	51,680	0	n/a						25/10/05	51,680	n/a	25/10/08
D P Lillycrop	95ESOS	264,941	307,641	702.11p	08/05/06	42,700	790.00p	790.00p	1,000.00p				
	SAYE	2,724	2,724	605.41p									
	DSS	35,969	44,845	0.10p	25/10/05	8,876	0.10p	720.50p	901.23p				
	TI 90 ESOS	105,507	125,919	1,054.32p	12/01/06	17,953	849.79p	849.79p	1,009.50p				
	TI 99 ESOS	0	61,731	n/a	12/01/06	61,731	907.23p	907.23p	1,009.50p				
	PSP	118,492	63,737	n/a						07/10/05	54,755	n/a	20/10/08
	CIP	45,362	0	n/a						25/10/05	45,362	n/a	25/10/08
A M Thomson	95 ESOS	468,290	511,848	736.16p	14/12/05	20,569	632.00p	632.00p	1,008.50p				
					+ 08/05/06	22,989	823.00p	823.00p	1,000.00p				
	SAYE	0	2,775	n/a	01/08/06	2,775	608.00p	822.50p	894.00p				
	DSS	38,480	49,132	0.10p	25/10/05	10,652	0.10p	720.50p	901.23p				
	PSP	150,981	81,213	n/a						07/10/05	69,768	n/a	20/10/08
	CIP	55,414	0	n/a						25/10/05	55,414	n/a	25/10/08

Key

95 ESOS	The Smiths Industries 1995 Executive Share Option Scheme
PSP	The Smiths Group Performance Share Plan
CIP	The Smiths Group Co-Investment Plan
SAYE	The Smiths Group Sharesave Scheme
DSS	The Smiths Industries Senior Executive Deferred Share Scheme
TI 90 ESOS	The TI Group (1990) Executive Share Option Scheme
TI 99 ESOS	The TI Group 1999 Executive Share Option Scheme

† Mid-market closing quotation from the London Stock Exchange Daily Official List or actual sale price, if applicable.

The mid-market closing prices of a Smiths share on the dates of awards made under the PSP and CIP in the 2005/06 financial year were 937p (PSP award on 07/10/05) and 886.5p (CIP award on 25/10/05).

Options granted under the 95 ESOS up to 2001 are subject to performance testing based on total shareholder return of the Company versus the total return of the General Industrials Sector of the FTSE All Shares Index. Options granted from 2002 are subject to a performance test based on growth in the Company's earnings per share exceeding the UK RPI Index plus a fixed percentage. There are no further performance criteria for the SAYE, DSS, TI 90 ESOS or TI 99 ESOS.

Summary consolidated income statement

	Period ended 5 August 2006 £m	Year ended 31 July 2005 £m
Revenue	**3,522.9**	3,005.4
Cost of sales	**(2,111.2)**	(1,814.7)
Gross profit	**1,411.7**	1,190.7
Sales and distribution costs	**(354.7)**	(283.3)
Administrative expenses		
– normal activities	**(587.8)**	(534.1)
– impairment of financial asset	**(325.0)**	
Profit on disposal of businesses	**16.4**	8.7
Operating profit	**160.6**	382.0
Interest receivable	**4.2**	15.0
Interest payable	**(58.4)**	(38.2)
Other financing losses	**(0.5)**	(4.2)
Other finance income – retirement benefits	**27.6**	11.3
Finance costs	**(27.1)**	(16.1)
Share of post-tax losses of associated companies	**(1.1)**	
Profit before taxation	**132.4**	365.9
Comprising		
– headline profit before taxation	**492.1**	403.8
– exceptional operating items	**(14.5)**	(28.0)
– amortisation of acquired intangible assets	**(16.9)**	(5.7)
– financing losses	**(3.3)**	(4.2)
– impairment of financial asset	**(325.0)**	
	132.4	365.9
Taxation	**(108.2)**	(94.1)
Profit for the period attributable to equity shareholders of the Parent Company	**24.2**	271.8
Earnings per share		
Basic	**4.3p**	48.3p
Diluted	**4.2p**	48.2p

Consolidated statement of recognised income and expense

	Period ended 5 August 2006 £m	Year ended 31 July 2005 £m
Exchange (loss)/gain	**(113.1)**	50.2
Taxation recognised on exchange losses		
– current		5.9
– deferred	**(7.4)**	
Actuarial gains/(losses) on retirement benefit schemes	**94.5**	(23.4)
Taxation recognised on actuarial gains/(losses) – deferred	**(24.0)**	11.8
Fair value gains/(losses):		
– on cash-flow hedges	**12.7**	
– on net investment hedges	**17.1**	
Net (cost)/income recognised directly in equity	**(20.2)**	44.5
Profit for the period	**24.2**	271.8
Total recognised income and expense for the period attributable to equity shareholders of Smiths Group plc	**4.0**	316.3
Effect of change in accounting policy (IAS 32 and IAS 39)	**2.9**	

As permitted by 'IFRS 1 First Time Adoption of International Reporting Standards', the Group has adopted 'IAS 32 Financial Instruments: Disclosure and Presentation' and 'IAS 39 Financial Instruments: Recognition and Measurement' with effect from 1 August 2005 with no restatement of comparative information. This increased shareholders equity by £2.9m at 1 August 2005.

Summary balance sheet

	2006 £m	2005 £m
Non-current assets		
Intangible assets	**1,530.6**	1,481.7
Property, plant and equipment	**497.8**	502.8
Investment accounted for using the equity method	**14.0**	
Financial assets – other investments	**0.8**	328.5
Retirement benefit assets	**183.7**	134.6
Deferred tax assets	**92.3**	117.8
Trade and other receivables	**16.8**	24.7
Financial derivatives	**6.2**	
	2,342.2	2,590.1
Current assets		
Inventories	**558.4**	564.2
Trade and other receivables	**724.4**	720.5
Cash and cash equivalents	**120.6**	60.9
Financial derivatives	**26.1**	
Total assets	**3,771.7**	3,935.7
Non-current liabilities		
Financial liabilities:		
– borrowings	**(862.3)**	(937.7)
– financial derivatives	**(4.4)**	
Provisions for liabilities and charges	**(26.5)**	(26.4)
Retirement benefit obligations	**(235.8)**	(371.2)
Deferred tax liabilities	**(49.7)**	(19.9)
Trade and other payables	**(114.8)**	(133.2)
	(1,293.5)	(1,488.4)
Current liabilities		
Financial liabilities:		
– borrowings	**(185.0)**	(54.0)
– financial derivatives	**(4.9)**	
Provisions for liabilities and charges	**(81.8)**	(64.1)
Trade and other payables	**(699.5)**	(684.6)
Current tax payable	**(144.1)**	(160.8)
Total liabilities	**(2,408.8)**	(2,451.9)
Net assets	**1,362.9**	1,483.8
Shareholders' equity		
Share capital	**141.8**	140.9
Share premium account	**224.1**	197.5
Revaluation reserve	**1.7**	1.7
Merger reserve	**234.8**	234.8
Retained earnings	**734.0**	908.9
Hedge reserve	**26.5**	
Total shareholders' equity	**1,362.9**	1,483.8

The summary financial statement was approved by the Board of Directors on 29 September 2006 and signed on its behalf by:

Keith Butler-Wheelhouse
Chief Executive

John Langston
Finance Director

Summary cash-flow statement

	Period ended 5 August 2006 £m	Year ended 31 July 2005 £m
Net cash inflow from operating activities	**389.1**	319.3
Cash-flows from investing activities		
Expenditure on capitalised development	**(102.0)**	(67.4)
Expenditure on other intangible assets	**(25.1)**	(14.3)
Purchases of property, plant and equipment	**(111.2)**	(99.9)
Disposals of property, plant and equipment	**12.2**	9.3
Acquisition of businesses	**(54.2)**	(410.0)
Disposals of businesses	**8.3**	0.5
Net cash-flow used in investing activities	**(272.0)**	(581.8)
Cash-flows from financing activities		
Proceeds from issue of ordinary share capital	**27.3**	14.6
Dividends paid to equity shareholders	**(167.0)**	(154.5)
Increase in new borrowings	**73.5**	287.7
Reduction and repayment of borrowings	**(115.9)**	(249.3)
Net cash-flow used in financing activities	**(182.1)**	(101.5)
Net decrease in cash and cash equivalents	**(65.0)**	(364.0)
Cash and cash equivalents at 1 August	**11.9**	421.0
Exchange differences	**2.0**	(45.1)
Cash and cash equivalents at end of period	**(51.1)**	11.9
Cash and cash equivalents at end of period comprise:		
– cash at bank and in hand	**102.3**	51.1
– short-term deposits	**18.3**	9.8
– bank overdrafts	**(171.7)**	(49.0)
	(51.1)	11.9

Financial calendar

2006

September
27 Preliminary announcement of results for 2005/2006

November
01 Ordinary shares final dividend ex-dividend date
03 Ordinary shares final dividend record date
21 Annual General Meeting
24 Ordinary shares final dividend payment date

2007

March
21* 2006/2007 interim results announced
28* Ordinary shares interim dividend ex-dividend date
30* Ordinary shares interim dividend record date

April
27* Ordinary shares interim dividend payment date

July
31 Smiths Group financial year end

September
26* Preliminary announcement of results for 2006/2007

October
24* Ordinary shares final dividend ex-dividend date
26* Ordinary shares final dividend record date

November
20* Annual General Meeting
23* Ordinary shares final dividend payment date

*Provisional date

The market value of an ordinary share of the Company on 31 March 1982 for the purposes of capital gains tax was 91.25p (taking into account the sub-division of 50p shares into 25p shares on 14 January 1985).

This Summary Financial Statement does not contain sufficient information to allow for as full an understanding of the results of the Group and the state of affairs of the Company or the Group as is provided in the full statutory Report and Accounts for 2006, which may be obtained, free of charge, by writing to the Deputy Group Secretary, Smiths Group plc, 765 Finchley Road, London NW11 8DS (e-mail: secretary@smiths.com) or can be downloaded from the Company's website – www.smiths.com

The 2006 Annual General Meeting will be held at The Banqueting Suite, Lord's Cricket Ground, Grace Gate, St John's Wood Road, London NW8 8QN on Tuesday 21 November 2006 at 12.00 noon.

Registered Office
Smiths Group plc
765 Finchley Road
London NW11 8DS
Incorporated in England No 137013

T +44 (0)20 8458 3232
F +44 (0)20 8458 4380
E plc@smiths.com
www.smiths.com

Registrar
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

T 0870 600 3970 (United Kingdom)
T +44 (0)1903 502541
www.lloydstsb-registrars.co.uk
www.shareview.co.uk

Auditor
PricewaterhouseCoopers LLP

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